SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 9, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Results of Philips’ 2023 Annual General Meeting of Shareholders", dated May 9, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on May 10, 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 9, 2023

Results of Philips’ 2023 Annual General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Annual General Meeting of Shareholders (2023 AGM) has reappointed Abhijit Bhattacharya for a two year’s term as member of the Board of Management fulfilling the role of CFO, and reappointed Liz Doherty and David Pyott as members of the Supervisory Board. With these reappointments, the composition of the Supervisory Board committees remains unchanged.

Other voting items, such the company’s proposed dividend of EUR 0.85 per share over 2022, [1] the proposal to reappoint EY as the company’s external auditor for a term of one year starting January 1, 2024, and the proposal to appoint PricewaterhouseCoopers as the company’s new external auditor for a term of four years starting January 1, 2025, as well as a number of recurring items, including the proposal to adopt the company’s financial statements, [2] were also approved. Additionally, the AGM approved the advisory voting item on the 2022 Remuneration Report.

Shareholders voted against the discharge of the collective members of the Board of Management. This follows the voting guidance from certain proxy advisors to signal discontent in respect of one former member of the Board of Management.

“Following the recent changes made in the Executive Committee, I am pleased that Abhijit is adding a two-year’s term to his tenure as CFO, thereby ensuring continuity and enabling a smooth succession process in parallel,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips. “I am also pleased that Liz and David will continue to serve as members of the Supervisory Board and support Philips with their much-valued expertise and counsel.”

Mr. Sijbesma continued: “We appreciate the support expressed by the shareholders regarding current management and direction of Philips. Under the leadership of its new CEO Roy Jakobs, Philips is fully focused on implementing the plan to create value with sustainable impact for our shareholders and all other stakeholders.”

In January 2023, Philips CEO Roy Jakobs and his team presented the company’s plan to create value with sustainable impact. Philips is executing to plan on its three priorities to improve execution by enhancing patient safety & quality, strengthening its supply chain reliability, and establishing a simplified, more agile operating model.

Additional information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here. For more information about Philips’ 2023 AGM, please click on this link.

[1]Further details about the dividend can be found via this link.

[2] Philips’ 2022 financial statements are included in its 2022 Annual Report that was published on February 21, 2023.

For further information, please contact:

Ben Zwirs

Philips Global Press Office

Tel.: +31 615213446

E-mail: ben.zwirs@philips.com

Derya Guzel

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: derya.guzel@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2022 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.